Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration No. 333-191073

February 5, 2014

6,841,250 Shares of Common Stock and

Pre-Funded Warrants to Purchase 2,158,750 Shares of Common Stock

Issuer:	Idera Pharmaceuticals, Inc.

Common stock offered by us:	6,841,250 shares of our common stock.

Pre-funded warrants offered by us:

Pre-funded warrants to purchase up to an aggregate of 2,158,750 shares of our common stock. Each pre-funded warrant will have an exercise price of $0.01 per share, will be exercisable upon issuance and will expire seven years from the date of issuance.

Pre-funded warrants are being offered to those purchasers whose purchase of shares of common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.9% of our outstanding common stock following the consummation of this offering. In lieu of the shares of our common stock that would result in ownership in excess of 4.9%, such purchasers are being offered pre-funded warrants to purchase such excess shares of our common stock.

Over-allotment option:	1,026,188 shares of our common stock.

Public offering price:	$4.00 per share of our common stock, and $3.99 per pre-funded warrant (which equals the public offering price of the common stock less the $0.01 per share exercise price of each such pre-funded warrant).

Underwriting discounts and commissions:	6.0%

Net proceeds:	We estimate that we will receive net proceeds of approximately $33.3 million from the sale of the common stock and pre-funded warrants, or approximately $37.2 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the pre-funded warrants issued pursuant to this offering.

Common stock to be outstanding after this offering:

73,093,044 shares of common stock, which is based on 66,251,794 shares outstanding as of December 31, 2013, and excludes:

•    10,148,219 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2013, at a weighted-average exercise price of $3.38 per share;

•    1,619,388 shares of common stock reserved as of December 31, 2013 for future issuance under our equity incentive plans;

•   1,926 shares of common stock reserved as of December 31, 2013 for issuance upon any conversion of our outstanding Series A convertible preferred stock, or Series A preferred stock;

•   6,266,175 shares of common stock reserved as of December 31, 2013 for issuance upon any conversion of our outstanding Series D convertible preferred stock, or Series D preferred stock;

•   8,484,840 shares of common stock reserved as of December 31, 2013 for issuance upon any conversion of our outstanding Series E convertible preferred stock, or Series E preferred stock;

•   41,080,219 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2013, at a weighted average exercise price of $0.72 per share; and

•   19,992,302 shares of common stock issuable upon exercise of pre-funded warrants outstanding as of December 31, 2013, at an exercise price of $0.01 per share.

Potential purchases by existing stockholder:	Baker Bros. Advisors LLC, a current stockholder, or certain of its affiliated funds, together Baker Brothers, have indicated an interest in purchasing in this offering an aggregate of 341,250 shares of our common stock and pre-funded warrants to purchase up to 2,158,750 shares of our common stock. Although we anticipate that Baker Brothers will purchase, and that the underwriters will sell to Baker Brothers, all of these shares of common stock and pre-funded warrants, indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares and pre-funded warrants to Baker Brothers and Baker Brothers could determine to purchase more, less or no shares and pre-funded warrants in this offering.

Dilution:	Our net tangible book value as of September 30, 2013 was approximately $37.1 million, or $0.59 per share. After giving effect to the issuance and sale in this offering of 6,841,250 shares of our common stock and pre-funded warrants to purchase up to 2,158,750 shares of our common stock, at the public offering price of $4.00 per share of our common stock and $3.99 per pre-funded warrant (which equals the public offering price of the common stock less the $0.01 per share exercise price of each such pre-funded warrant), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the pre-funded warrants issued pursuant to this offering, our as adjusted net tangible book value as of September 30, 2013 would have been approximately $70.4 million, or approximately $1.01 per share of our common stock. This amount represents an immediate increase in net tangible book value of $0.42 per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $2.99 per share of our common stock to new investors purchasing securities in this offering.

Listing:	The shares of common stock are listed on the Nasdaq Capital Market under the symbol “IDRA.” We do not intend to list the pre-funded warrants on the Nasdaq Capital Market, any other nationally recognized securities exchange or any other nationally recognized trading system.

Trade Date:	February 5, 2014

Settlement Date:	February 10, 2014

Underwriters:	Piper Jaffray & Co. and Cowen and Company, LLC